U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-06243                               February 23, 2004


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN STRATEGIC SERIES

Franklin Aggressive Growth Fund
Franklin Large Cap Growth Fund
Franklin U.S. Long-Short Fund
Franklin Natural Resources Fund
Franklin Biotechnology Discovery Fund
Franklin Blue Chip Fund
Franklin Global Health Care Securities Fund
Franklin Global Communications Fund
Franklin Strategic Income Fund
Franklin Flex Cap Growth Fund (formerly called Franklin California Growth Fund) Franklin Technology Fund
Franklin Small Cap Growth Fund II
Franklin Small Mid-Cap Growth Fund


4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403







                         REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees of:

The Franklin Templeton Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the funds in Attachment I (hereafter referred to as the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 30, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2003, and with respect to agreement of security purchases and sales, for the periods indicated:

o Inspection of the records of Franklin/Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2003 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/S/ PRICEWATERHOUSECOOPERS LLP
-------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
February 23, 2004











Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940



We, as members of management of Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2003 and for the periods indicated.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2003 and for the periods indicated with respect to securities reflected in the investment accounts of the Funds.


By:



/S/ JIM GAMBILL
-----------------------------------
Jim Gambill
Principal Executive Officer
















                                                                    Attachment I


Fund                                                            Period Covered
------------------------------------------------------------------------------

Franklin Global Growth Fund               August 1, 2003 - September 30, 2003
Franklin Global Aggressive Growth Fund    August 1, 2003 - September 30, 2003
Franklin Floating Rate Trust              May 1, 2003 - September 30, 2003

Franklin Strategic Series
  Franklin Aggressive Growth Fund         March 1, 2003 - September 30, 2003
  Franklin US Long Short Fund             March 1, 2003 - September 30, 2003
  Franklin Natural Resources Fund         March 1, 2003 - September 30, 2003
  Franklin Biotechnology Discovery Fund   March 1, 2003 - September 30, 2003
  Franklin Blue Chip Fund                 March 1, 2003 - September 30, 2003
  Franklin Global Health Care Fund        March 1, 2003 - September 30, 2003
  Franklin Global Communications Fund     March 1, 2003 - September 30, 2003
  Franklin Strategic Income Fund          March 1, 2003 - September 30, 2003
  Franklin California Growth Fund         March 1, 2003 - September 30, 2003
  Franklin Technology Fund                March 1, 2003 - September 30, 2003
  Franklin Small Cap Growth II Fund       March 1, 2003 - September 30, 2003
  Franklin Small Mid-Cap Growth Fund      March 1, 2003 - September 30, 2003